EXHIBIT 99.9

Destin Pipeline Company, L.L.C.
Financial Statements
Years Ended December 31, 2015 and 2014

EXHIBIT 99.9

Report of Independent Auditors

The Management Committee and Members Destin Pipeline Company, L.L.C.

We have audited the accompanying financial statements of Destin Pipeline Company, L.L.C., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Destin Pipeline Company, L.L.C. at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
June 29, 2016

EXHIBIT 99.9

Destin Pipeline Company, L.L.C.
Balance Sheets

	December 31,
	2015	2014
Assets:
Cash and cash equivalents	$18,729,374	$30,784,805
Accounts receivable:
Third parties	4,886,357	3,417,107
Affiliates	1,414,226	1,296,753
Prepayments and other assets	184,671	167,563
Total current assets	25,214,628	35,666,228
Pipelines and equipment, net	264,395,250	267,923,193
Total assets	$289,609,878	$303,589,421

Liabilities and members' equity
Current liabilities:
Accounts payable:
Third parties	$2,214,458	$12,406,797
Affiliates	1,369,957	2,523,835
Deferred income:
Third parties	1,809,639	1,609,415
Affiliates	1,569,454	—
Accrued real estate and property taxes	4,825,506	4,326,343
Deferred credits:
Third parties	1,035,797	3,184,301
Affiliates	280,479	—
Total current liabilities	13,105,290	24,050,691

Non - current liabilities:
Deferred income:
Third parties	17,514,083	12,286,620
Affiliates	8,734,487	—
Total non - current liabilities	26,248,570	12,286,620
Members' equity	250,256,018	267,252,110
Total liabilities and members' equity	$289,609,878	$303,589,421
The accompanying notes are an integral part of these financial statements.

EXHIBIT 99.9

Destin Pipeline Company, L.L.C.
Statements of Income

	Years Ended December 31,
	2015	2014
Operating revenue
Transportation revenue:
Third parties	$31,083,880	$35,166,145
Affiliates	13,511,771	15,025,280
Total operating revenue	44,595,651	50,191,425
Operating expenses
Operating and maintenance expense	15,519,081	17,739,761
Administrative and general expense	1,899,580	3,312,505
Depreciation expense	14,245,722	12,541,269
Taxes, other than income taxes	4,175,272	3,198,875
Write-down of line fill	315,000	—
Total operating expenses	36,154,655	36,792,410

Operating income	8,440,996	13,399,015

Other income (expense)
Other income	1,850,438	—
Interest income	2,314	2,098
Interest expense	(1,840)	(1,115)
Total other income, net	1,850,912	983
Net income	$10,291,908	$13,399,998
The accompanying notes are an integral part of these financial statements.

EXHIBIT 99.9

Destin Pipeline Company, L.L.C.
Statements of Changes in Members' Equity
Years Ended December 31, 2015 and 2014

	Amoco Destin Pipeline Company	Enbridge Offshore (Destin), L.L.C	Total

Balance at January 1, 2014	$163,069,000	$81,536,736	$244,605,736
Net income	8,933,332	4,466,666	13,399,998
Members' contributions	21,178,809	10,583,567	31,762,376
Members' distributions	(15,010,667)	(7,505,333)	(22,516,000)
Balance at December 31, 2014	178,170,474	89,081,636	267,252,110
Net income	6,861,272	3,430,636	10,291,908
Members' contributions	5,158,758	2,583,242	7,742,000
Members' distributions	(23,354,501)	(11,675,499)	(35,030,000)
Balance at December 31, 2015	$166,836,003	$83,420,015	$250,256,018

The accompanying notes are an integral part of these.financial statements.

EXHIBIT 99.9

Destin Pipeline Company, L.L.C.
Statements of Cash Flows

	Year Ended December 31,
	2015	2014
Operating activities
Net income	$10,291,908	$13,399,998
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation expense	14,245,722	12,541,269
Write-down of line fill	315,000	—
Changes in operating assets and liabilities:
Accounts receivable - third parties	(1,469,250)	(278,825)
Accounts receivable - affiliates	(117,473)	(145,169)
Prepayments and other assets	(17,108)	8,132
Accounts payable - third parties	(2,046,667)	1,706,471
Accounts payable - affiliates	(1,153,878)	838,578
Accrued real estate and property taxes	499,163	184,656
Deferred income - third parties	200,224	792,750
Deferred income - affiliates	1,569,454	—
Deferred credits - third parties	(2,148,504)	2,626,416
Deferred credits - affiliates	280,479	—
Net cash provided by operating activities	20,449,070	31,674,276
Investing activities
Capital expenditures	(19,178,451)	(32,895,037)
Cash received for reimbursable capital projects	13,961,950	7,265,545
Net cash used in investing activities	(5,216,501)	(25,629,492)
Financing activities
Contributions from members	7,742,000	31,762,376
Distributions to members	(35,030,000)	(22,516,000)
Net cash (used in) provided by financing activities	(27,288,000)	9,246,376
Net (decrease) increase in cash and cash equivalents	(12,055,431)	15,291,160
Cash and cash equivalents - beginning of year	30,784,805	15,493,645
Cash and cash equivalents - end of year	$18,729,374	$30,784,805

Supplemental disclosure of cash flow information
Capital expenditures in accounts payable	$313,115	$8,458,787

The accompanying notes are an integral part of these financial statements.

EXHIBIT 99.9

Destin Pipeline Company, L.L.C.
Notes to Financial Statements
December 31, 2015

1. Organization and Nature of Business

Destin Pipeline Company, L.L.C. (Destin or the Company) was formed on February 28, 1997 under the provisions of the Delaware Limited Liability Company Act. Amoco Destin Pipeline Company (Amoco Destin), a wholly owned subsidiary of BP Pipelines (North America), Inc., and Shell Destin L.L.C., an affiliate of Shell Oil Company (SOC), were the two member companies of Destin, holding 66 2/3% and 33 1/3% membership interests, respectively. On December 31, 2004, SOC sold its indirect interest in Shell Destin L.L.C. to Enbridge Holding Offshore L.L.C. (Enbridge), an affiliate of Enbridge (U.S.) Inc. In addition, effective December 31, 2004, Shell Destin L.L.C. was renamed Enbridge Offshore (Destin), L.L.C. As Destin is a limited liability corporation, no member is liable for the debts, obligations, or liabilities, including under a judgment decree or order of a court.

Agreements between the member companies address the allocation of income and capital contributions and distributions between the respective members' capital accounts.

Destin was formed to construct, own, and operate the Destin Pipeline System (the System) and any other natural gas pipeline systems approved by the members. At December 31, 2015, the System is the only pipeline owned by Destin. Destin is engaged in the transportation of natural gas from various platforms in the Gulf of Mexico to various interconnections with interstate pipelines in the state of Mississippi. Destin operates in one industry segment, and its customers are shippers who transport gas from various offshore properties and from onshore receipt points to markets located downstream on one or more of the interconnecting pipelines. The System consists of pipelines with various diameters up to 36 inches in addition to compression, measurement, and platform facilities. The System was constructed in 1997 and started providing natural gas transportation service in September 1998.

Destin has no employees and receives all administrative and operating support through contractual arrangements with affiliated companies. These services and agreements are described in Note 3.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances and highly liquid investments that have an original maturity of three months or less when purchased.

Concentration of Credit Risk
Accounts receivable are concentrated among shippers with operations in the Gulf of Mexico and in the state of Mississippi. Management believes that concentrations of credit risk with respect to trade receivables are limited due to ongoing credit evaluations of its customers. Destin limits the amount of credit extended when deemed necessary and, generally, does not require collateral.

Pipelines and Equipment

Pipelines and equipment, including transportation assets, are recorded at historical cost, less accumulated depreciation and impairment charges, if any. Transportation assets consist primarily of line pipe, equipment, and other pipeline construction. Additions and improvements that expand the productive capacity or extend the useful life of the System are capitalized. Destin determines depreciation using the straight-line method. This method allows Destin to effectively match depreciation expense with the expected utilization of the System. Line fill, included in pipelines and equipment, represents natural gas acquired to commence operations of the pipeline and is valued at the lower of historical cost or net realizable value.

EXHIBIT 99.9

Asset Retirement Obligations

Destin has certain asset retirement obligations (AROs) related to its pipeline transmission assets. However, Destin is unable to reasonably estimate the fair value of its AROs due to the uncertainty about the potential timing of the settlement dates. Such AROs will be recognized in the period in which sufficient information exists to reasonably estimate the settlement dates.

Environmental Liabilities

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties. Projected cash expenditures are presented on an undiscounted basis. At December 31, 2015 and 2014, no amounts were recorded by Destin or necessary for environmental liabilities.

Income Taxes

Destin is treated as a partnership under the provisions of the United States Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes, as Destin's results of operations and related credits and deductions will be passed through to and taken into account by its members in computing their respective income taxes.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Hierarchy Levels 1, 2 or 3 are terms for the priority of inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Quoted market prices in active markets for identical assets or liabilities.

•	Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable.

•	Level 3 - Unobservable inputs developed using estimates and assumptions developed by Destin, which reflect those that a market participant would use.

Financial Instruments

Destin's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these items approximate fair value. The fair value of cash equivalents is determined based upon quoted market prices (see Note 7).

Revenue Recognition

The Company recognizes revenue when there is a persuasive evidence of an arrangement, the sales price is fixed or determinable, services are rendered and the collection of the resultant receivable is probable. Revenue for the transportation of natural gas is recognized based on volumes received into the System and delivered to the interconnect facilities in accordance with contractual terms at the time transportation services are delivered. Certain customers pay in advance and, accordingly, recognition of revenue is deferred until services are provided.

In the course of providing transportation services to customers, Destin may receive different quantities of gas from shippers than the quantities delivered on behalf of those shippers. These transactions result in imbalances (gains and losses) that are settled in cash on a monthly basis. In addition, certain imbalances may occur at interconnecting facilities when Destin delivers more or less than what is nominated (scheduled). The settlement of these imbalances is governed by operational balancing agreements. Destin records the net of all third-party imbalances for each counterparty as a liability (included as deferred credits on the balance sheets) or as a receivable, if necessary. The tariff stipulates that net gains in excess of losses are reimbursed to shippers pro-rata based on their respective throughputs. In addition, pursuant to the transportation contracts, Destin collects a reservation charge when shippers do not transport a specified minimum daily quantity.

EXHIBIT 99.9

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Pipelines and Equipment

Destin reviews pipeline and equipment assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2015 and 2014, no impairment charges were recorded by Destin.

Deferred Income

Destin has long-term deferred income for proceeds received from third parties and related parties for reimbursable capital projects. Deferred income will be recognized as other income in the statements of income along with the recognition of depreciation expense over the useful lives of the related capitalized assets.

3. Related Party Transactions

Transportation Services

During 2015 and 2014, transportation revenues of $13,511,771 and $15,025,280, respectively, were earned from related parties. All transportation revenues earned were at rates pursuant to the existing tariffs. At December 31, 2015 and 2014, Destin had affiliate receivables of $1,414,226 and $1,296,753, respectively, relating to transportation services and gas imbalances.

Operating and Administrative Expenses

Since Destin has no employees, operating, maintenance, and general and administrative services are provided to Destin under service agreements with Amoco Destin. Substantially all operating and administrative expenses were incurred through services provided under these agreements. At December 31, 2015 and 2014, Destin had affiliate payables of $1,369,957 and $2,523,835, respectively, relating to these agreements.

Deferred Income

At December 31, 2015, Destin recorded $1,569,454 in current deferred affiliate income and $8,734,487 in non-current deferred affiliate income associated with reimbursable projects.

EXHIBIT 99.9

4. Pipelines and Equipment

Pipelines and equipment at December 31, 2015 and 2014 consist of the following:

	2015	2014
Transportation assets	$518,652,423	$469,026,223
Land	1,422,567	1,422,567
Rights of way	18,123,677	18,123,677
Buildings and improvements	27,294,418	26,628,826
Vehicles	119,239	146,035
Office, and data equipment	980,391	872,783
Assets under construction	872,464	41,236,219
Line fill	1,071,000	1,386,000
	568,536,179	558,842,330
Less: Accumulated depreciation	(304,140,929)	(290,919,137)
	$264,395,250	$267,923,193

Transportation assets mainly consist of pipeline construction, line pipe, fittings, and pumping equipment. Total depreciation expense was $14,245,722 and $12,541,269 for the years ended December 31, 2015 and 2014, respectively.

Line fill represents natural gas acquired to commence operations of the System and is carried at the lower of historical cost or net realizable value. A write-off of $315,000 was recognized in 2015 to state the line fill inventory at net realizable value.

5.	Regulatory Matters

The Federal Energy Regulatory Commission (FERC) has jurisdiction over Destin with respect to transportation of gas, rates and charges, construction of new facilities, extension or abandonment of service facilities, accounts and records, and certain other matters.

Annual charges totaling $316,579 and $287,251 were paid to the FERC in 2015 and 2014, respectively. These charges were recorded as prepayments and other assets, and will be expensed over 12 months. During 2015 and 2014, $299,471 and $272,531, respectively, was recorded as amortization expense and is included in administrative and general expense in the statements of income.

6.	Commitments and Contingencies

In the ordinary course of business, Destin is subject to various laws and regulations, including regulations of the FERC. In the opinion of management, the cost of compliance with existing laws and regulations will not materially affect the financial position or results of operations of Destin.

7.	Fair Value Measurement

Destin uses fair value to measure certain of its assets and liabilities in its financial statements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Destin categorizes the fair value of its financial assets and liabilities according to the hierarchy established by the Financial Accounting Standards Board (FASB), which prioritizes the inputs to valuation techniques used to measure fair value (see Note 2). Destin also considers counterparty credit risk in its assessment.

EXHIBIT 99.9

At December 31, 2015 and 2014, the fair value of Destin's financial assets is classified in one of three categories as follows

	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Overnight cash investments	$18,729,374	$—	$—	$18,729,374
	Level 1	Level 2	Level 3	Total
As of December 31, 2014
Overnight cash investments	$30,784,805	$—	$—	$30,784,805

The fair values of Destin's financial instruments in Level 1 is cash and cash equivalents and, therefore, do not require significant management judgment.

8.	Accounting Standards Issued and Not Yet Adopted

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This accounting standard supersedes all existing GAAP revenue recognition guidance. Under ASU 2014-09, a company will recognize revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration which the company expects to collect in exchange for those goods or services. ASU 2014-09 will require additional disclosures in the notes to the financial statements and was initially effective for annual reporting periods beginning after December 15, 2017 for nonpublic companies. In July 2015, the FASB deferred the effective date of this ASU for one year. The Company is evaluating the impact of ASU 2014-09; an estimate of the impact to the financial statements cannot be made at this time.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires management of the entity to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This ASU is effective for the annual reporting period ending after December 15, 2016, with early adoption permitted. The impact of this standard will be dependent on the Company's financial condition and expected operating outlook at the time of adoption.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842): Amendments to the FASB Accounting Standards Codification, which, among other things, requires lessees to recognize most leases on their balance sheets related to the rights and obligations created by those leases. The new standard also requires new disclosures to assist financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard becomes effective for nonpublic companies on January 1, 2020. Early adoption is permitted. This standard should be applied under a modified retrospective approach. The Company is evaluating the effect of ASU 2016-02; an estimate of the impact to the financial statements cannot be made at this time.

9.	Management Fee Error Correction

As part of the FERC audit of Destin for the period of 2012-2014, Docket No. FA15-1-000, the management fee charged by the operator for management services was determined based on an incorrect escalation factor over the period from 2002 through 2014, which resulted in an overpayment of services to the operator. The correction of the error resulted in the recognition of a receivable of $941,255 as of December 31, 2015 and a corresponding reduction in management fee expense during 2015.

10.	Subsequent Events

Amoco Destin has sold a 49 2/3% partnership interest to Emerald Midstream, LLC, an affiliate of ArcLight Capital Partners, LLC effective March 31, 2016. Destin will continue to be the operator until a new operator has been appointed. Destin evaluated subsequent events through June 29, 2016, the date these financial statements were available to be issued.